                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 FORM 10-SB/A-1


                   GENERAL FORM FOR THE REGISTRATION OF SMALL
                                BUSINESS ISSUERS

          Under Section 12 (b) or (g) of the Securities Exchange Act of
                                      1934

                           MYRIAD INTERNATIONAL, INC.
                 (Name of Small Business Issuer in Its Charter)

           DELAWARE                                  137-17176-7
(State or Other Jurisdiction of                    (I.R.S. Employer
 Incorporation or Organization)                   Identification  No.)

       4330 LA JOLLA VILLAGE DR
            SAN DIEGO, CA                                92122
(Address of Principal Executive Offices)               (Zip Code)

          ISSUER'S TELEPHONE NUMBER: (619) 677-6580 FAX (610) 677-6564

      SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE EXCHANGE ACT:

                                      NONE

      SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE EXCHANGE ACT:

                               TITLE OF EACH CLASS

                      CLASS A COMMON STOCK, PAR VALUE $0.01

                                   SIGNATURES


In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 8th, day of October, 1996.


                                       MYRIAD INTERNATIONAL, INC.

                                       BY:  /s/Jerome O. Crawford
                                            ------------------------------------
                                            Jerome O. Crawford
                                            Chairman and Chief Executive
                                            Officer

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Myriad International, Inc.

We have audited the accompanying consolidated balance sheets of Myriad International, Inc. and Subsidiaries (the "Company") as of July 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Myriad International, Inc. and Subsidiaries as of July 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 and Note 3 to the consolidated financial statements, the Company incurred a substantial loss from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty referred to herein and in the preceding paragraph.

Thefeld & Associates


San Diego, California
July 19, 1996

MYRIAD  INTERNATIONAL,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  BALANCE  SHEETS
JULY  31,  1995  AND  1994
================================================================================

                                                          1995            1994
                                                        ========        ========
ASSETS
Current  Assets:
     Cash  and  cash  equivalents  (Note 1)             $  4,000        $      0
     Deposits  and  prepaid  expenses                     62,000           1,000
                                                        --------        --------
          Total  current  assets                          66,000           1,000
Property,  Plant  and  Equipment:  (Note 1)
     Furniture  and  fixtures                             79,000          82,000
     Computer  equipment                                  51,000          53,000
                                                        --------        --------
                                                         130,000         135,000
     Less:  Accumulated  depreciation                     40,000          20,000
                                                        --------        --------
     Net  property  and  equipment                        90,000         115,000
Other  Assets:
     Organization  costs,  net                            17,000               0
     Deferred  compensation  (Note 1)                    185,000         150,000
     Other                                                23,000               0
                                                        --------        --------
     Total  other  assets                                225,000         150,000
                                                        --------        --------
                                                        $381,000        $266,000
                                                        ========        ========

     See accompanying notes to consolidated financial statements

MYRIAD  INTERNATIONAL,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  BALANCE  SHEETS
JULY 31, 1995  AND  1994
================================================================================



                                                                         1995                1994
                                                                     ============        ============
LIABILITIES
Current Liabilities:
     Accounts  payable                                               $    297,000        $    193,000
     Dividends  payable                                                   275,000             125,000
     Other  accrued  expenses (Note 4)                                  5,304,000           4,610,000
     Notes  payable  (Note 5)                                           6,648,000           6,160,000
                                                                     ------------        ------------
          Total  current  liabilities                                  12,524,000          11,088,000
Minority interest in subsidiary (Note 1)                                   68,000                   0
                                                                     ------------        ------------
     Total liabilities                                                 12,592,000          11,088,000
Commitments and contingencies (Note 7)
STOCKHOLDERS' DEFICIENCY (NOTES 9 AND 10):
     Convertible preferred stock - $0.01 par value; 20,000,000
       shares authorized:
           7% Convertible Series 1 Preferred Stock, 292,000
                shares issued and outstanding                               3,000               3,000
           6% Convertible Series 2 Preferred Stock, 500,000
                shares  issued  and  outstanding                            5,000               5,000
     Class A Common Stock - $0.01 par value; 75,000,000
        shares authorized ; 10,682,000 and 5,423,000 shares
        issued and outstanding, in 1995 and 1994, respectively            107,000              55,000
     Class B Common Stock - $0.01 par value; 10,000,000
        shares authorized ; 1,600,000 and 550,000 shares
        issued and outstanding in 1995 and 1994, respectively              16,000               6,000
     Additional paid-in capital                                         6,783,000           5,203,000
     Accumulated deficit                                              (19,125,000)        (16,094,000)
                                                                     ------------        ------------
          Total  stockholders' deficiency                             (12,211,000)        (10,822,000)
                                                                     ------------        ------------
                                                                     $    381,000        $    266,000
                                                                     ============        ============


           See accompanying notes to consolidated financial statements

MYRIAD  INTERNATIONAL,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  OPERATIONS
FOR  FISCAL  YEARS  ENDED  JULY  31,  1995  AND  1994
================================================================================


                                                              1995               1994
                                                           ===========       ===========
Revenues                                                   $         0       $         0
Expenses:
     General and administrative                              2,085,000         1,627,000
     Interest                                                1,030,000           757,000
                                                           -----------       -----------
                                                             3,115,000         2,384,000
                                                           -----------       -----------
Loss from continuing operations  before
     discontinued operations                                (3,115,000)       (2,384,000)
Discontinued operations:  (Note 2)
     Loss from operations                                            0        (8,186,000)
     Gain on disposal                                                0         3,454,000
                                                           -----------       -----------
                                                                     0        (4,732,000)
                                                           -----------       -----------
Net loss before minority interest (Note 1)                 $(3,115,000)      $(7,116,000)

Minority interest in subsidiary's net loss                     234,000                 0
                                                           -----------       -----------
Net loss                                                   $(2,881,000)      $(7,116,000)
                                                           ===========       ===========

Net loss per share:  (Note 1)
     Loss from continuing operations  before
        discontinued operations                            $     (0.35)      $     (0.49)
     Discontinued operations                                      0.00             (0.96)
                                                           -----------       -----------
     Net loss                                              $     (0.35)      $     (1.45)
                                                           ===========       ===========
Weighted average number of common shares outstanding         8,141,000         4,906,000
                                                           ===========       ===========

     See accompanying notes to consolidated financial statements

MYRIAD  INDUSTRIES,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
FOR  FISCAL  YEARS  ENDED  JULY  31,  1995  AND  1994
================================================================================


                                                                            1995               1994
                                                                         ===========        ===========
Cash flows from operating activities:
     Net loss                                                            $(2,881,000)       $(7,116,000)
     Adjustments to reconcile net loss to cash (used in)
     Operating  Activities:
       Depreciation and amortization                                         162,000             70,000
       Provision  for  doubtful  accounts                                    110,000                  0
       Issuance  of  common  stock  for  services  rendered                  256,000                  0
       Minority interest in subsidiary's loss                               (234,000)                 0
       Discontinued operations  (Note 2)                                           0         (2,259,000)
     Changes in net operating assets and liabilities:
       Deposits and prepaid expenses                                         (84,000)                 0
       Accounts payable                                                      104,000            193,000
       Other accrued expenses  (Note 4)                                      694,000          4,443,000
                                                                         -----------        -----------
          Net  cash  (used in)  operating  activities                     (1,873,000)        (4,669,000)
Cash flows from investing activities:
     Acquisition (disposition) of property and equipment                     (25,000)          (135,000)
     Advances  to  affiliate                                                (110,000)                 0
                                                                         -----------        -----------
          Net  cash  provided by  (used in)  investing  activities          (135,000)          (135,000)
                                                                         -----------        -----------
Cash flows from financing activities:
     Proceeds  from  the  issuance  of  common  stock                      1,055,000          2,001,000
     Short-term borrowings  (Notes 5 and 8)                                  957,000          2,773,000
     Payment  on  short-term  borrowings (Note 5)                                  0            (50,000)
                                                                         -----------        -----------
          Net cash provided by (used in) financing activities              2,012,000          4,724,000
                                                                         -----------        -----------
Net increase (decrease) in cash  and cash equivalents                          4,000            (80,000)
Cash and cash equivalents, beginning of year                                       0             80,000
                                                                         ===========        ===========
Cash and cash equivalents, end of year                                   $     4,000        $         0
                                                                         ===========        ===========
Supplemental cash flow information:
     Interest  payments                                                  $    31,000        $    11,000
                                                                         ===========        ===========
     Income  tax  payments                                               $     3,000        $         0
                                                                         ===========        ===========


     See accompanying notes to consolidated financial statements

MYRIAD  INTERNATIONAL,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  DEFICIENCY
FOR  FISCAL  YEARS  ENDED  JULY  31,  1995  AND  1994
================================================================================

                                                                             ADDITIONAL
                                     PREFERRED            COMMON              PAID-IN          ACCUMULATED
                                       STOCK               STOCK              CAPITAL            DEFICIT               TOTAL
                                    ============        ============        ============       ============        ============
Balance July 31, 1993               $      8,000              38,000           3,476,000         (8,828,000)       $ (5,306,000)
     Issuance of common stock                                 23,000           1,727,000                 --           1,750,000
     Preferred  dividends                                                                          (150,000)           (150,000)
     Net loss                                                                                    (7,116,000)         (7,116,000)
                                    ------------        ------------        ------------       ------------        ------------
Balance July 31, 1994                      8,000              61,000           5,203,000        (16,094,000)        (10,822,000)
     Issuance of common stock                                 62,000           1,580,000                 --           1,642,000
     Preferred dividends                                                                           (150,000)           (150,000)
     Net loss                                                                                    (2,881,000)         (2,881,000)
                                    ------------        ------------        ------------       ------------        ------------
Balance July 31, 1995               $      8,000             123,000           6,783,000        (19,125,000)       $(12,211,000)
                                    ============        ============        ============       ============        ============





See accompanying notes to consolidated financial statements

                   MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JULY 31, 1995 and 1994

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation

         The consolidated financial statements include the accounts of Myriad International, Inc.("Myriad") and Subsidiaries (the "Company"). In August 1994, the Company discontinued all operations related to ship repairs. See Note 2 - Discontinued Operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Pacific Marine and Steel, Inc. ("PMSI"), a wholly-owned subsidiary of Myriad, was established in September 1994. PMSI designs and builds prefabricated steel framed buildings and other building systems for the global marketplace, including homes (single and multiple dwellings), schools, office buildings, and other public buildings. At July 31, 1995 approximately 27% of the common stock of PMSI was owned by shareholders other than Myriad. This minority interest was acquired by Myriad in December 1995. See Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         - Minority Interest in Subsidiary and Note 10 - SUBSEQUENT EVENTS - Pacific Marine and Steel, Inc.

         Myriad Industries, Inc. - Peru S.A. ("Myriad - Peru"), a wholly-owned subsidiary of Myriad was established in June 1995 to provide financing for homes and other buildings to be built by PMSI.

         Minority Interest in Subsidiary

         Minority interest in subsidiary representing the minority shareholders' proportionate share of interest in PMSI is classified with noncurrent liabilities in the accompanying balance sheet. At July 31, 1995, Myriad owned approximately 73% of the common stock of PMSI. The minority share in the net loss of PMSI was $234,000 for the fiscal year ended July 31, 1995.

         Basis of presentation

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has incurred significant losses from operations, raising substantial doubt about its ability to continue as a going concern. The subsidiaries through which the Company conducted all of its operations during 1994 are insolvent, have ceased operations and are reflected as discontinued operations.

         There is no assurance that the Company has or will be able to obtain the working capital necessary to finance ongoing operations, or that such operations will be profitable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. See Note 3 - Liquidity.

         Cash and Cash Equivalents

         Cash equivalents consist of highly liquid investments with an original maturity of three months or less.

         Property, Plant  and Equipment

         Property, plant and equipment are stated at cost. Depreciation and amortization are provided on a straight-line basis over their estimated useful lives, generally 3 to 30 years.

         Deferred Compensation

         Deferred compensation expense is recorded equal to the value of unvested stock grants to employees. The deferred compensation is amortized to expense as the restrictions on the stock lapse.

         Income taxes

         Beginning August 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109," Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized based on differences between financial statements and tax basis of assets and liabilities using presently enacted tax rates. The adoption did not have a material effect on the financial statements presented herein.

         Net Loss Per Share

         Net loss per share is calculated using the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the year. Common stock equivalents consist of stock options and warrants.

         Impact of Recently Issued Accounting Standards

         In March 1995, the Financial Accounting Standards Board issued a new statement titled "Accounting for Impairment of Long-Lived Assets." This new standard is effective for years beginning after December 15, 1995, and would change the Company's method of determining impairment of long-lived assets. The Company does not believe that the adoption of the new standard will have a material effect on the financial statements.

         In October, 1995, the Financial Accounting Standards Board issued a new statement titled "Accounting for Stock-Based Compensation." The new statement is effective for fiscal years beginning after December 15, 1995. The new standard encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value. Companies that do not adopt the fair value accounting rules must disclose the impact of adopting the new method in the notes to the financial statements. Transactions in equity instruments with non employees for goods or services must be accounted for on the fair value method. The Company currently does not intend to adopt the fair value accounting method prescribed and will only be subject to the footnote disclosure requirements.

NOTE 2 - DISCONTINUED OPERATIONS

         For the year ended July 31, 1994 the Company conducted all operating activities through its wholly-owned subsidiaries: A&E Industries, Inc. ("A&E"), Advanced Test Systems, Inc ("ATS") and Remedquip International Manufacturing, Inc. ("RIM), (collectively the "Former Subsidiaries"). A&E provided marine fabrication and repair services for both governmental and commercial companies, usually as the prime contractor. ATS provided marine electrical subcontractor services to A&E and other ship repair prime contractors. Ship repair and marine electrical work performed for the U.S. Navy were the dominant source of revenues for A&E and ATS. RIM was a fabricator of environmental remediation equipment.

         Upon the completion of a major ship repair contract, A&E filed for protection under Chapter 11 of the U.S. Bankruptcy Code on August 2, 1994 as result of a substantial loss at July 31, 1994, a deterioration of working capital and pending or threatened vendor collection actions. The United States Bankruptcy Court for the Southern District of California, upon the request of A&E, converted the action to a Chapter 7 liquidation on November 30, 1994 and appointed a trustee. Although ATS and RIM have not filed for protection under the U.S. Bankruptcy Code, they are insolvent and ceased all operations concurrently with A&E. Accordingly, the financial position and results of operations of the Former Subsidiaries have been reported as discontinued operations as of and for the periods ended July 31, 1995 and 1994.

         At the time of the discontinuance of the operations of the Former Subsidiaries, the liabilities of the Former Subsidiaries exceeded the investment of Myriad in these companies. Included with discontinued operations in 1994 is a gain of $3,454,000 arising from the exclusion of liabilities in excess of Myriad's investment. This gain is net of an accrual of $4,032,000 by Myriad to provide for anticipated expenses related to the discontinued operations. These expenses related to obligations of the Former Subsidiaries for which Myriad was legally obligated, as well as obligations related to Former Subsidiary payroll tax obligations. Upon the bankruptcy of A&E and the discontinuance of ATS and RIM, the Former Subsidiaries had unpaid payroll taxes due to the Internal Revenue Service ("IRS") and the State of California Employment Development Department ("EDD") aggregating $ 1,136,000 and $403,000, respectively. Although Myriad is not directly responsible for the liabilities of the Former Subsidiaries, it is required to indemnify officers of Myriad for expenses incurred during the performance of their duties. As part of their Myriad corporate responsibilities, officers of Myriad also served as officers of the Former Subsidiaries. As officers of the Former Subsidiaries they have been personally assessed for an amount equal to 100% of the unpaid taxes by the IRS and the EDD. Myriad has accrued an amount equal to this assessment to properly reflect its responsibility to indemnify the officers. To the extent that these taxes are paid from the proceeds of the liquidation of A&E, the assessment against the officers by the IRS and the EDD will be reduced accordingly with a dollar-for-dollar reduction in Myriad's indemnification obligations.

         Net revenues and components of net assets of the Companies are as follows:

                                                                        1995               1994
                                                                    ------------       ------------
                  Net Revenues                                             $ -0-       $ 16,863,000
                                                                    ============       ============

                  Working Capital:                                          None               None
                  Noncurrent:                                               None               None
                  Total net assets of discontinued operations               None               None

NOTE 3 - LIQUIDITY

         As indicated in the accompanying financial statements, the Company recognized net losses of $3,115,000 in 1995 and $7,116,000 in 1994 and had a net stockholder's deficit of $12,445,000 at July 31, 1995. In addition, as discussed in Note 2 - Discontinued Operations, the Company recorded a loss on discontinued operations of $8,186,000 during 1994. This amount includes a $4,032,000 ($3,513,000 at July 31, 1995)
         provision for the payment of certain obligations of the Former Subsidiaries for which the Company is legally obligated, either directly as a result of guarantees or indirectly as a result of its indemnification obligations to officers of the Company who served as officers of one or more of the former subsidiaries. The loss on discontinued operations and the expenses of starting up certain new businesses has resulted in the Company having cash shortages and delayed payment of certain obligations when they became due, including certain federal and state payroll tax obligations of both the Company and the Former Subsidiaries. This cash shortage has in turn resulted in several creditors having obtained judgments against the Company and/or its officers for non-payment of trade payables or loans made to the Company. The Company is in the process of renegotiating the timing of certain payments. Management believes that cash generated from its new businesses will be adequate to meet the Company's debt and operating requirements commencing during the second quarter of fiscal 1997; and that it will be current on all of its obligations by the end of fiscal 1997. Until such time the Company continues to rely on funds provided by the sale of equity securities and short-term loans to meet its operating needs and to retire past due obligations.

NOTE 4 - ACCRUED EXPENSES
Accrued expenses are summarized as follows:

                                                              1995             1994
                                                           ----------       ----------
Reserve for loss on discontinued operations (Note 2)       $3,513,000       $4,032,000
Accrued interest                                            1,361,000          369,000
Accrued payroll                                               211,000           47,000
Payroll tax liability in arrears                              202,000          162,000
Misc.Expenses                                                  17,000             - 0-
                                                           ----------       ----------
                                                           $5,304,000       $4,610,000
                                                           ==========       ==========

NOTE 5 - NOTES PAYABLE

Notes payable are summarized as follows:

                                                              1995             1994
                                                           ----------       ----------
       Secured note payable, interest at 8%
             interest and principal payable in
             full March 4, 1994. (1)(2)                    $   55,000       $   55,000
       Unsecured note payable, interest at 8%
             due on demand. (1)                                25,000           25,000
       Unsecured note payable, interest at 10%
             interest and principal payable in
             full March 15, 1994. (1)                          48,000           39,000
       Unsecured  note payable, interest at 8%
             interest and principal payable
             full February 11, 1994                             - 0 -           10,000
       Unsecured PMSI note payable, interest at 12%
             interest and principal payable in
             full August 23, 1995(1)                           50,000              -0-
       Unsecured PMSI note payable, interest at 12%
             interest and principal payable in
             full August 23, 1995(1)                           50,000              -0-
       Unsecured note payable, interest at 62%
             interest and principal payable in
             full August 24, 1994 (3)                         125,000          250,000
       Secured note payable, interest at 14%,
             interest and principal payable in
             full November 1, 1996 (4)                      6,295,000        5,781,000
                                                           ----------       ----------
                                                           $6,648,000       $6,160,000
                                                           ==========       ==========

(1)      Note is in default.

(2)      Secured by 100% of the issued and outstanding stock of PMSI.

(3)      $125,000 converted to equity August 24, 1994. See Note 7.

(4) Subject to terms of Capital Contribution and Debt Cancellation Agreement dated June 26, 1996. See Note 10.

NOTE 6 - INCOME TAXES

        Effective August 1, 1993, the Company adopted SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The cumulative effect of the accounting change of adopting Statement 109 was not material.

        At July 31, 1995 the Company had a net operating loss carryforward ("NOL") of approximately $15,645,000 which expire from 1999 to 2010. Since the Company does not presently file a consolidated federal tax return, this NOL may only be utilized by Myriad and may not be used to offset the taxable income of its wholly-owned subsidiary PMSI. PMSI has an NOL of $758,000 at July 31, 1995 which expires in 2010. Should there be significant changes in ownership, these NOL's may be subject to annual limitations.

NOTE  7 - COMMITMENTS AND CONTINGENCIES

        Subsidiary Liabilities

        At the time of the discontinuance of A&E, ATS and RIM the liabilities of these Former Subsidiaries exceeded the investment of Myriad in these companies. Accordingly, the liabilities in excess of Myriad's investment were excluded from consolidated operations and the related gain of $3,454,000 included with discontinued operations. As discussed in Note 2
        - Discontinued Operations, the Company has recorded the sum of $4,032,000 at July 31, 1994 to accrue the liabilities of the Former Subsidiaries for which Myriad is legally obligated, either directly or as a result of its indemnification obligation to its officers. This amount has been reduced to $3,513,000 at July 31, 1995.

        Leases

        The Company leases its San Diego, CA office facilities under an operating lease through April 30, 1998; and PMSI-Peru leases its Lima office facilities under an operating lease through May 2,1997 . Both of these leases require the Company to pay certain taxes, maintenance and other costs. Rent expense for operating leases was $ 129,000 and $47,000 for the years ended July 31, 1995 and 1994, respectively.

        In April 1995 PMSI entered into an operating lease for a facility in Tongue Point, Oregon, which was to be the site of PMSI's small ship design and manufacturing division. See Note 10 - Subsequent Events. This lease required a monthly payment of $25,000 in addition to taxes, maintenance and other costs. In February 1996 the lessor terminated the lease for non-payment. PMSI is obligated to pay the lessor past due rent ($95,000) and other payments ("$10,000) of approximately $105,000 for October 15, 1995 through February 14, 1996 plus interest of $1,184 per month from March 15, 1996 until the past due rent of $95,000 has been paid.

        Litigation

        The Company and/or its officers are parties to several lawsuits arising out of the discontinuance of the businesses of the Former Subsidiaries and the Company's resulting lack of liquidity. See Note 3 - Liquidity. The Company has made provision on its balance sheet in the Reserve for Loss on Discontinued Operations for all amounts which it believes may become due and payable as a result of such lawsuits and is in the process of negotiating settlements and payment terms.

        The Company is also a defendant in an action for payment of a $250,000 note payable. The Company is disputing the amount due on the note and has made provision on its balance sheet for the $125,000 and accrued interest which it believes is properly due. See Note 5 - Notes Payable.

NOTE 8  - RELATED PARTY TRANSACTIONS

(a) During February and March of 1995 a shareholder, who is an independent investor and who has no business, family or personal relationship with the Company or any of its officers or directors, purchased, in a series of arms-length transactions, 2,100,000 shares of Class A Common Stock at an average price of $0.24 per share. The shareholder received warrants to purchase 2,000,000 shares of Class A Common Stock as additional consideration for his stock purchases. The warrants had an average exercise price of $0.49 and were exercisable for two years from the date of issuance.

        During the period of May through July of 1995, the shareholder made short-term loans to the Company in the principal amount of $650,000. These loans were negotiated at arms-length and carried interest at 8 1/2%. $500,000 of this amount was repaid during this same period through the exercise of 710,204 warrants at an exercise price of $0.49. In addition, the shareholder received 10,094 shares of Class A stock valued at $5,007 as payment for interest for loans outstanding during this period. The shareholder also received 20,000 shares of Class A Stock valued at $10,000 and 1,000,000 warrants as consideration for making and converting loans during this period. The shareholder also received a 1% profit participation from one of the Company's joint-venture partners in the Company's Peruvian fish meal venture as consideration for making a $150,000 loan, a 5% profit participation in the Company's Peruvian finance subsidiary and a 5% profit participation in the Company's Egyptian hotel/casino project for making a $500,000 loan, all during this period.

        Between August 1995 and July 1996 the shareholder made additional short-term loans to the Company in the principal amount of $116,500. As of July 31, 1996 $109,000 had been repaid, leaving a balance of $7,500. Of this amount $80,000 was repaid through proceeds made available by the conversion to 160,000 shares of Class A Common Stock at $0.50 per share. During this period the shareholder extended the payment dates of these loans on numerous occasions. In consideration of the making of the loans and the granting of such extensions the shareholder received 57,147 shares of Class A Common Stock valued at $30,182 and 472,147 warrants.

        As additional consideration for the loans and loan extensions the shareholder received profit participation of from 1/2% to 20% in various projects and joint ventures of the Company. In January 1996 the shareholder and the Company entered into an agreement whereby the shareholder gave up or substantially reduced such profit participation in return for 1,500,000 warrants, 500,000 exercisable at $1.00 for two years, 500,000 exercisable at $1.50 for two years and 500,000 exercisable at $2.00 for two years. The shareholder retained a 5% profit participation in each of the Company's South Africa and Venezuela housing projects, neither of which are under active development at this time, in addition to the 5% profit participation in the Company's Peruvian finance subsidiary.

(b) During the fiscal year ending July 31, 1995 a shareholder of the Company (who also served as a Director from December 1, 1995 through April 4,
        1996) and a partnership of which he is the managing partner, received an aggregate of 150,000 shares of Class A Common Stock, valued at $37,500 and 243,000 common stock purchase warrants exercisable at prices ranging from $0.13 to $0.49, having a nominal value, for financial and investor relations consulting services. During the nine months ending April 30, 1996 this shareholder and his related partnership were issued an additional 65,672 shares of common stock, valued at $32,836 and 300,000 common stock purchase warrants exercisable at a price of $0.45, having a nominal value, for financial and investor relations consulting services. This shareholder also received 150,000 shares of common stock through the PMSI exchange offer discussed in Note 10.

(c) During the nine months ending April 30, 1996 a shareholder received 1,643,810 common stock purchase warrants exercisable at a price of $0.55 for financial consulting services.

(d) During the fiscal year ended July 31, 1995 a corporation owned by members of the immediate family of a shareholder, officer and director was issued 500,000 shares of PMSI for making a $30,000 loan to PMSI. In January 1996 these shares were exchanged for an equal number of shares of the Company's common stock as discussed in Note 10.

(e) Effective January 1, 1996, the Company entered into an employment agreement with Jerome O. Crawford ("1996 Agreement") pursuant to which Mr. Crawford became Chairman and Chief Executive Officer of the Company for the five-year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Mr. Crawford dated September 1, 1992, as amended on August 18, 1994 (the "1992 Agreement") pursuant to which Mr. Crawford served as President and Chief Executive Officer of the Company.

        The 1996 Agreement provides for annual compensation of $250,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $105,000 in the 1992 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for an annual bonus to be determined by the Company's board of directors based on profitability, a $2000 per month housing and commuter allowance, and a $2,000,000 life insurance policy with the beneficiary to be designated by Mr. Crawford.

        The 1996 Agreement grants Mr. Crawford 1,000,000 shares of the Company's Class A Common Stock, which will vest on March 31, 1996, and an award of 2,000,000 shares of the Company's Class B Common Stock, 1,500,000 shares of which are subject to repurchase by the Company at nominal cost in equal annual installments of 500,000 shares between December 31, 1996 and December 31, 1998 in the event the 1996 Agreement is wrongfully terminated by Mr. Crawford or terminated for cause by the Company. In addition 350,000 shares of Class B Common Stock awarded to Mr. Crawford under the 1992 Agreement is subject to repurchase at a nominal cost on the same basis as under the 1996 Agreement at the rate of 175,000 shares per year between August 18, 1997 and August 18, 1998.

        The 1996 Agreement provides that all shares of Class B Common Stock held by Mr. Crawford shall not be sold, assigned, hypothecated, or otherwise encumbered or transferred during the lifetime of Mr. Crawford except to his spouse, children or grandchildren or to another registered holder of Class B Common Stock and that the shares of Class B Common Stock held by Mr. Crawford shall not be converted into shares of Class A Common Stock except by Mr. Crawford or a permitted transferee. At January 31, 1996 the only holders of Class B Common Stock were Mr. Crawford and Mr. Parks.

        The 1996 Agreement grants to Mr. Crawford an option to purchase 2,500,000 shares of Class B Common Stock at a price of $0.25 per share for a five year period. The option vests 1,000,000 shares immediately with the balance vesting in equal annual installments of 375,000 from January 1, 1997 to January 1, 2000.

        Mr. Crawford has not received payment of $61,000 of the compensation payable to him for the nine months ending April 30, 1996.

(f) Effective January 1, 1996, the Company entered into an employment agreement with Victor L. Parks ("1996 Agreement") pursuant to which Mr.Park's will serve as Senior Vice President for the five year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Mr. Parks dated August 18, 1994 (the"1994 Agreement") pursuant to which Mr. Parks served as Senior Vice President.

        The 1996 Agreement provides for annual compensation of $125,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $75,000 in the 1994 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for a one-time signing bonus of $20,000 and an annual bonus to be determined by the Company's board of directors based on profitability.

        The 1996 Agreement grants Mr. Parks 500,000 shares of the Company's Class A Common Stock, which vests immediately and an award of 600,000 shares of the Company's Class B Common Stock, 450,000 shares of which are subject to repurchase by the Company at nominal cost in equal annual installments of 150,000 shares between December 31, 1996 and December 31, 1998 in the event the 1996 Agreement is wrongfully terminated by Mr. Parks or terminated for cause by the Company. In addition 251,250 shares of Class B Common Stock awarded to Mr.Parks under the 1994 Agreement is subject to repurchase at a nominal cost on the same basis as under the 1996 Agreement at the rate of 83,750 shares per year between August 18, 1996 and August 18, 1998.

        The 1996 Agreement provides that all shares of Class B Common Stock held by Mr. Parks shall not be sold, assigned, hypothecated, or otherwise encumbered or transferred during the lifetime of Mr. Parks except to his spouse, children or grandchildren or to another registered holder of Class B Common Stock and that the shares of Class B Common Stock held by Mr. Parks shall not be converted into shares of Class A Common Stock except by Mr. Parks or a permitted transferee. At January 31, 1996 the only holders of Class B Common Stock were Mr. Parks and Mr. Crawford.

        The 1996 Agreement grants to Mr. Parks an option to purchase 1,000,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 200,000 shares immediately with the balance vesting in equal annual installments of 200,000 shares from January 1, 1997 to January 1, 2000.

        Mr. Parks has not received payment of $38,000 and $25,000 of the compensation payable to him for the fiscal year ended July 31, 1995 and the nine months ending April 30, 1966, respectively.

        (g) Effective January 1, 1996, the Company entered into an employment agreement with Sharon Snyder ("1996 Agreement") pursuant to which Ms. Snyder will serve as Senior Vice President and Treasurer for the five year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Ms. Snyder dated August 18, 1994 (the "1994 Agreement") pursuant to which
        Ms. Snyder served as Senior Vice President and Chief Financial Officer.

        The 1996 Agreement provides for annual compensation of $100,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $85,000 in the 1992 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for a one-time signing bonus of $20,000 and an annual bonus to be determined by the Company's board of directors based on profitability.

        The 1996 Agreement grants Ms. Snyder 200,000 shares of the Company's Class A Common Stock, which vests immediately and an option to purchase 500,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 100,000 shares immediately with the balance vesting in equal annual installments of 100,000 shares from January 1, 1997 to January 1, 2000.

        Ms. Snyder has not received payment of $59,000 of the compensation payable to her for the nine months ending April 30, 1996.

(h) Effective January 1, 1996, the Company entered into an employment agreement with Michael Nalu ("1996 Agreement") pursuant to which Mr. Nalu will serve as a Vice President for the five year period ending on December 31, 2000.

        The 1996 Agreement provides for annual compensation of $100,000 with annual increases to be determined by the board of directors.

        The 1996 Agreement grants Mr. Nalu 150,000 shares of the Company's Class A Common Stock, which vests immediately and an option to purchase 300,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 100,000 shares immediately with the balance vesting in equal annual installments of 50,000 shares from January 1, 1997 to January 1, 2000.

        Mr. Nalu has not received payment of $7,900 and $28,000 of the compensation payable to him for the fiscal year ended July 31, 1995 and the nine months ending April 30, 1996, respectively.

(i) In June 1996 the Company renegotiated a loan with Conversion Industries Inc., a shareholder. See Note 10 - Subsequent Events.

(j) The Company is obligated to indemnify certain of its officers for payroll tax and other liabilities which they have incurred as a result of the discontinuance of the Former Subsidiaries. See Note 2 - Discontinued Operations; Note 3 - Liquidity and Note 7 - Commitments and Contingencies.

NOTE   9 - CAPITAL STOCK

        CAPITAL STOCK

        The authorized capital stock of the Company consists of 105,000,000 shares, consisting of (i) 75,000,000 shares of Class A Common Stock, $0.01 par value; (ii) 10,000,000 shares of Class B Common Stock, $0.01 par value; and (iii) 20,000,000 shares of Preferred Stock, $0.01 par value.

        CLASS A COMMON STOCK

        The Class A Common Stock and Class B Common Stock are equal in all respects except that the Class A Common Stock has 1/10 vote per share (as compared to one vote per share for the Class B Common Stock) and the Holders of the Class A Common Stock are entitled to elect 25% of the members of the Company's Board of Directors and shall have exclusive authority to remove such Class A Directors (as compared to the right of the holders of Class B Common Stock to elect and remove 75% of the Company's Board of Directors). Such holders are not entitled to vote cumulatively for the election of directors. Holders of Class A Common Stock have no redemption, conversion, preemptive or other subscription rights. In the event of the liquidation, dissolution or winding up of the Company, holders of Class A Common Stock are entitled to share ratably in all of the assets of the Company remaining, if any, after satisfaction of the debts and liabilities of the Company and the preferential rights of the holders of the Series 1 and Series 2 Preferred Stock and any other series of Preferred Stock then outstanding. The outstanding shares of Class A Common Stock are, validly issued, fully paid and non-assessable.

        Holders of Class A Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefore, only after payment of, or provision for, full dividends (on a cumulative basis, if applicable) on all outstanding shares of Series 1 Preferred Stock and any other series of Preferred Stock. The Company has not paid any dividends since its inception and does not anticipate paying such dividends in the foreseeable future.

        CLASS B COMMON STOCK

        Holders of Class B Common Stock have one vote for each share owned (as compared to 1/10 of a vote for each share of Class A Common Stock). Holders of the Class B Common Stock are entitled to elect 75% of the members of the Company's Board of Directors and shall have exclusive authority to remove such Class B Directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of Class B Common Stock have no redemption, preemptive or other subscription rights. Holder of Class B Common Stock may convert their shareholdings into an equal number of shares of Class A Common Stock. In the event of the liquidation, dissolution or winding up of the Company, holders of Class B Common Stock are entitled to share ratably with the holders of the Class A Common Stock in all of the assets of the Company remaining, if any, after satisfaction of the debts and liabilities of the Company and the preferential rights of the holders of the Series 1 and Series 2 Preferred Stock and any other series of Preferred Stock then outstanding. The outstanding shares of Class B Common Stock are validly issued, fully paid and non-assessable.

        Holders of Class B Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefore, only after payment of, or provision for, full dividends (on a cumulative basis, if applicable) on all outstanding shares of Series 1 Preferred Stock and any other series of Preferred Stock. The Company has not paid any dividends since its inception and does not anticipate paying such dividends in the foreseeable future.

        Shares of Class B Common Stock are convertible, at the option of the holders, into shares of Class A Common Stock, on a one-for-one basis.

        PREFERRED STOCK

        The Company is authorized to issue 20,000,000 shares of Preferred Stock, $0.01 par value. The Board of Directors of the Company, without obtaining stockholder approval, may issue shares of the Preferred Stock with such preferences, voting rights or conversion rights which could materially adversely affect the voting power of the holders of the Class A and Class B Common Stock. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Class A Common Stock and Class B Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

        The Company has two series of Preferred Stock authorized and outstanding: Series 1 Nonvoting Cumulative Convertible Preferred Stock ("Series 1 Preferred Stock") and Series 2 Nonvoting Cumulative Convertible Preferred Stock ("Series 2 Preferred Stock").

        SERIES 1 PREFERRED STOCK

        At July 31, 1995 and July 31, 1994 the Company had outstanding 292,000 shares of Series 1 Preferred Stock. These shares were issued in September 1992 in exchange for $1,750,000 of debt and are convertible at the option of the holder at the rate of $6.00 per share into 292,000 shares of Myriad Class A Common Stock. In April 1996 8,333 shares of Series 1 Preferred Stock were converted into 208,333 shares of Class A Common Stock at an agreed value of $50,000 and the holders of the Series 1 Preferred Stock agreed that their right to receive a dividend would terminate 10 days following notice that the closing price of Myriad's Class A Common Stock has been at least $6.00 or more for 30 consecutive trading days.The Series 1 Preferred Stock bears a coupon of 7% per annum and has a liquidation preference over the Class A and Class B Common Stock.

        The Series 1 Preferred Stock is non-voting unless there is a default in the payment of dividends or principal. In the event of such a default (which exists at the present time) the holders of Series 1 Preferred stock are entitled to 208,333 Class A votes.

        SERIES 2 PREFERRED STOCK

        The Company has outstanding 500,000 shares of Series 2 Preferred Stock. These shares were issued in January 1993 in exchange for $500,000 of debt. These shares are convertible at the option of the holder in 1,000,000 shares of Class A Common Stock and may be redeemed at the option of the Company for $1.00 per share, plus any accrued but unpaid dividends. The Series 2 Preferred Stock bears a coupon of 6% per annum and has a liquidation preference over the Class A and Class B Common Stock.

        The Series 2 Preferred Stock is non-voting unless there is a default in the payment of dividends or principal. In the event of such a default (which exists at the present time) the holders of Series 2 Preferred stock are entitled to 1,000,000 Class A votes.

        QUALIFIED STOCK OPTIONS

        Under the Company's 1992 Stock Option Plan (the "Plan"), an aggregate of 500,000 common shares is reserved for issuance to officers, directors and consultants. On January 1, 1996 the Board of Directors increased the shares reserved for issuance to 2,000,000, subject to shareholder approval. Under the Plan, the option price is equal to the fair market value at the date of grant. Unexercised options expire ten years from the date of grant and become exercisable at such dates as are determined by the Compensation Committee of the Board of Directors.

        A summary of stock option activity is as follows:

                                                         Number of         Per
                                                          Options         Share
                                                          -------         -----
         Outstanding July 31, 1993                        110,000        $  0.75
         Granted                                           30,000        $  1.00
         Cancelled                                              0
                                                          -------
         Outstanding July 31, 1994                        140,000        $0.75-$1.00
         Granted                                          590,000        $  0.13
         Cancelled                                              0
                                                          -------
         Outstanding July 31, 1995                        730,000        $0.13-$1.00
                                                          =======

         At July 31, 1995, 527,000 options were exercisable to purchase shares at an price of $0.13 to $1.00 per share. As of July 31, 1996, 465,000 additional options were issued at a exercise prices of $0.25 to $0.50 per share; and 105,000 options had been exercised or cancelled.

         NON QUALIFIED STOCK OPTIONS

         Class A Common Stock

         There are no non qualified Class A Common Stock options outstanding at July 31, 1995.

         On January 1, 1996, in conjunction with executive officer employment agreements (see Note 8, Related Party Transactions) 1,800,000 non qualified Class A Common Stock options were issued to three executives. The options are exercisable at $0.25 per share and expire in five years. 400,000 of the options are immediately vested with the balance vesting in equal annual installments of 350,000 shares.

         Class B Common Stock

         There are no non qualified Class B Common Stock options outstanding at July 31, 1995.

         On January 1, 1996, in conjunction with executive officer employment agreements (see Note 8, Related Party Transactions) 2,500,000 non qualified Class B Common Stock options were issued to an executive. The options are exercisable at $0.25 per share and expire in five years. 1,000,000 of the options are immediately vested with the balance vesting in equal annual installments of 375,000 shares.

         WARRANTS

         The Company has issued warrants to purchase common stock in connection with private placements of equity securities, loans and to certain consultants of the Company. These warrants generally have terms ranging from two to five years, and are fully vested. All warrants outstanding at July 31, 1996 are exercisable between 1996 and 2001.

                                                      SHARES          EXERCISE
                                                      ------          --------
                                                                        PRICE
                                                                        -----
Outstanding at 7/31/92                                     0
Granted 8/1/92 to 7/31/93                            215,000        $0.50 -$1.00
Outstanding at 7/31/93                               215,000        $0.50 -$1.00
Exercisable at 7/31/93                               215,000        $0.50 -$1.00

Granted 8/1/93 to 7/31/94                            780,000               $1.10
Exercised                                              5,000               $1.10
Cancelled                                             25,000               $1.10
Outstanding at 7/31/94                               965,000        $0.50 -$1.10
Exercisable at 7/31/94                               965,000        $0.50 -$1.10

Granted 8/1/94 to 7/31/95                          2,468,000        $0.37 -$1.10
Exercised                                            514,243               $0.49
Cancelled                                             20,000               $0.50
Outstanding at 7/31/95                             2,898,757        $0.37 -$1.10
Exercisable at 7/31/95                             2,898,757        $0.37 -$1.10

Granted 8/1/95 to 7/31/96                         17,904,206       $0.39 - $2.00
Cancelled                                             80,000               $0.50
Outstanding at 7/31/96                            20,772,963        $0.37 -$2.00
Exercisable at 7/31/96                            20,772,963        $0.37 -$2.00

NOTE  10 -  SUBSEQUENT EVENTS

         Conversion Industries Inc. Loan

         On June 26, 1996 the Company entered into an agreement with Conversion regarding repayment of their loan of $6,295,000 and accrued interest of $1,921,000. In consideration of (i) a cash payment of $750,000, and
         (ii) the assignment of all rights, title and interest that Myriad and ATS have in the A&E bankruptcy, Conversion has agreed to release Myriad of all liability with respect to the loan agreement and all amounts owing thereunder. Pursuant to an amendment to the agreement dated August 14, 1996 the cash payment of $750,000 is payable in three $250,000 installments due on or before September 3, 1996, October 1, 1996 and November 1, 1996. Conversion is required to submit the agreement to Bankruptcy Court for approval as soon as reasonably practical. The forgiveness of debt of $7,466,000 will be treated as income for financial statement purposes and as additional paid-in capital for tax purposes. As of September 20, 1996 the Company has not made the initial payment of $250,000. The following pro forma illustrates the effect of this agreement as if it were effective July 31, 1995:

                                              As Reported            Pro Forma
                                              -----------            ---------
       Total Assets                          $    569,000          $    569,000
       Total Liabilities                     $ 12,469,000          $  4,915,000
       Shareholders' Deficiency              $(11,901,000)         $ (4,347,000)

       Pacific Marine and Steel, Inc

       In September 1994 the Company formed Pacific Marine and Steel, Inc., a Delaware corporation ("PMSI"). The Company was issued 5,000,000 shares of PMSI common stock. From September 1994 to June 1995 an additional 1,874,302 shares of PMSI common stock were issued for cash and as consideration for services rendered by affiliates of the Company, including certain officers and directors. See Note 8 Related Party Transactions.

       From September 1994 to approximately January 1996 the Company, through PMSI, attempted to start a small ship design and manufacturing business, but decided to abandon this effort and focus the Company's resources and efforts primarily on its construction division and Peruvian fish meal joint venture.

       Pacific Marine and Steel, Inc - Peru S.A. ("PMSI - Peru"), a wholly-owned subsidiary of PMSI, is a Peru based construction company established in September 1995 to initially construct steel framed buildings and single family housing in Peru, and other international projects.

       In December 1995 the Company acquired all the outstanding shares of PMSI common stock through the issuance of 1,874,302 shares of its Class A Common Stock pursuant to a one-for-one exchange offer. See

       Note 8 - Related Party Transactions.

       In August 1996 PMSI's wholly-owned subsidiary PMSI - Peru commenced a project to construct 1000 houses in Piura, Peru. PMSI-Peru has completed two model homes and a sales office and has started accepting applications for mortgage financing from prospective buyers. The houses are in the $35,000 to $45,000 price range. PMSI-Peru is presently negotiating construction financing with several banks and expects to commence construction of the initial 200 homes during the second quarter of fiscal 1997.

       Amendment to Certificate of Incorporation

       In December 1995, Myriad amended its Certificate of Incorporation to: (i) change the name of the Company to "Myriad International, Inc.", (ii) increase the authorized number of shares to 105,000,000, consisting of 75,000 shares of Class A Common Stock, 10,000,000 shares of Class B Common Stock and 20,000,000 shares of Preferred Stock; and (iii) clarify certain provisions relating to the voting rights of the Class B Common Stock.

MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
APRIL 30, 1996 AND 1995
(UNAUDITED)


ASSETS                                                   1996             1995
                                                       --------         --------
Current Assets:
     Cash and cash equivalents                         $      0         $  1,000
     Deposits and prepaid expenses                       19,000           49,000
                                                       --------         --------
          Total current assets                           19,000           50,000
     Construction in progress                           238,000                0
     Property, Plant and Equipment, net of
       accumulated depreciation of $56,000
       and $20,000 for April 30, 1996 and
       April 30, 1995 respectively                       66,000           98,000
     Goodwill, net of accumulated amortization
       of $33,000 for April 30, 1996                    405,000                0
     Organization costs, Net of accumulated
       amortization of $1,000 for April 30, 1995             --           18,000
     Deferred compensation                              614,000          212,000
     Other assets                                        32,000                0
                                                       --------         --------
                                                     $1,374,000         $378,000
                                                       ========         ========


See accompanying notes to Condensed Consolidated Financial Statements

MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
APRIL 30, 1996 AND 1995
(UNAUDITED)


                                                                                       1996               1995
                                                                                    -----------       -----------
LIABILITIES
Current Liabilities:
     Accounts payable                                                               $   554,000       $   302,000
     Dividends payable                                                                  388,000           237,000
     Other accrued expenses                                                           6,341,000         4,742,000
     Notes payable                                                                    6,704,000         6,724,000
                                                                                    -----------       -----------
          Total current liabilities                                                  13,987,000        12,005,000
     Minority interest in subsidiary's net loss                                               0           102,000
                                                                                    -----------       -----------
          Total Liabilities                                                          13,987,000        12,107,000
STOCKHOLDERS' DEFICIENCY:
     Convertible Preferred Stock - $0.01 par value, 20,000,000
          shares authorized:
               7% Convertible Series 1 Preferred Stock, 284,000 and 292,000
               shares issued and outstanding at April 30, 1996 and
               April 30, 1995, respectively                                               3,000             3,000
               6% Convertible Series 2 Preferred Stock, 500,000
               shares issued and outstanding                                              5,000             5,000
     Class A Common Stock - $0.01 par value; 75,000,000 shares authorized;
          19,574,000 and 8,256,000 shares issued and outstanding on April 30,
          1996 and 1995, respectively                                                   196,000            82,000
     Class B Common Stock - $0.01 par value; 10,000,000
          shares authorized; 3,701,000 and 1,700,000 issued and
          outstanding on April 30, 1996 and April 30, 1995, respectively                 37,000            17,000
     Additional paid-in capital                                                       9,724,000         6,009,000
     Accumulated deficit                                                            (22,578,000)      (17,845,000)
                                                                                    -----------       -----------
          Total stockholders' deficiency                                             12,613,000        11,729,000
                                                                                    -----------       -----------
                                                                                    $ 1,374,000       $   378,000
                                                                                    ===========       ===========



See accompanying notes to Condensed Consolidated Financial Statements

MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
NINE MONTHS ENDED APRIL 30, 1996 AND 1995
(UNAUDITED)


                                                         NINE MONTHS ENDED
                                                             APRIL 30,
                                                   -----------------------------
                                                      1996               1995
                                                   -----------       -----------
Revenues                                           $         0       $          0
Expenses:
     Operating                                               0                  0
     General and administrative                      2,644,000          1,090,000
     Interest                                          734,000            776,000
                                                   -----------       ------------
Net loss from continuing operations before
     loss from discontinued operations, and
     minority interest                              (3,378,000)        (1,866,000)

Discontinued operations (Note 3)                             0                  0
                                                   -----------       -----------
Net loss before minority interest                  $(3,378,000)      $(1,866,000)

Minority interest in subsidiary's net loss                   0           115,000
                                                   -----------       -----------
                                                   $(3,378,000)      $(1,751,000)
                                                   ===========       ===========

Net loss per share:
     Loss from continuing operations before
       discontinued operations                       $   (0.19)      $     (0.21)
     Discontinued operations                              0.00                 0
                                                   -----------       -----------
            Net loss per share                     $     (0.19)      $     (0.21)
                                                   ===========       ===========

Weighted average number of
     common shares outstanding                      18,031,000         8,286,000
                                                   ===========       ===========


See accompanying notes to Condensed Consolidated Financial Statements

MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED APRIL 30, 1996 AND 1995
(UNAUDITED)


                                                                                                         NINE MONTHS ENDED
                                                                                                             APRIL 30,
                                                                                                  ------------------------------
                                                                                                     1996               1995
                                                                                                  -----------        -----------
Net cash used in operating activities:
     Net loss                                                                                     $(3,378,000)       $(1,751,000)
     Adjustments to reconcile net loss to cash (used in) operating activities:
          Depreciation & Amortization                                                                  52,000             18,000
          Provision for doubtful accounts                                                              59,000                  0
          Issuance of common stock for services rendered                                              232,000            275,000
          Deferred compensation vesting                                                               222,000             83,000
          Preferred stock cancellation                                                                (31,000)                 0
          Minority interest in subsidiary's net loss (Note 2)                                               0           (115,000)
          Discontinued operations (Note 3)                                                                  0                  0
     Changes in net operating assets and liabilities:
          Deposits and prepaid expenses                                                                43,000            (48,000)
          Other assets                                                                                 (9,000)                 0
          Accounts payable                                                                            257,000            109,000
          Other accrued expenses                                                                    1,037,000            132,000
                                                                                                  -----------        -----------
            Net cash provided by (used in) operating activities                                    (1,516,000)         1,297,000
                                                                                                  -----------        -----------
     Cash flows from investing activities:
         Acquisition (disposition) of property and equipment                                          (13,000)                 0
         Advances to affiliates                                                                       (59,000)                 0
         Construction activity                                                                       (238,000)                 0
                                                                                                  -----------        -----------
          Net cash provided by (used in) investing activities                                        (310,000)                 0
                                                                                                  -----------        -----------
Cash flows from financing activities:
     Proceeds from issuance of common stock                                                         1,771,000            609,000
     Short-term borrowings                                                                            106,000            717,000
     Payment of short-term borrowings                                                                 (55,000)           (28,000)
                                                                                                  -----------        -----------
          Net cash provided by (used in) financing activities                                       1,822,000          1,298,000
                                                                                                  -----------        -----------
Net increase (decrease) in cash and cash equivalents                                                   (4,000)             1,000
Cash and cash equivalents, beginning of year                                                            4,000                  0
                                                                                                  -----------        -----------
Cash and cash equivalents, end of period                                                          $         0        $     1,000
                                                                                                  ===========        ===========


See accompanying notes to Condensed Consolidated Financial Statements

                  MYRIAD INTERNATIONAL, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                    NINE MONTHS ENDED APRIL 30, 1996 AND 1995

The accompanying unaudited consolidated financial statements have been prepared by Myriad International, Inc ("Myriad") and include the accounts of Myriad and Subsidiaries (the "Company"); and include all adjustments which are, in the opinion of management, necessary for a fair presentation of financial results for the nine months ended April 30, 1996 and 1995, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). All adjustments and provisions included in these statements are of a normal and recurring nature. For further information regarding the Company's accounting policies, refer to the Consolidated Financial Statements for the years ended July 31, 1995 and 1994 and related notes included in the Company's Form 10SB filed with the SEC on or about September 30, 1996.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation

         The consolidated financial statements include the accounts of Myriad International, Inc.("Myriad") and Subsidiaries (the "Company"). In August 1994, the Company discontinued all operations related to ship repairs. See Note 3 - Discontinued Operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Basis of presentation

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, the Company has incurred significant losses from operations, raising substantial doubt about its ability to continue as a going concern. The subsidiaries through which the Company conducted all of its operations during 1994 are insolvent, have ceased operations and are reflected as discontinued operations.

         There is no assurance that the Company has or will be able to obtain the working capital necessary to finance ongoing operations, or that such operations will be profitable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. See Note 4 - Liquidity.

NOTE 2 - ACQUISITION OF MINORITY INTEREST IN PACIFIC MARINE AND STEEL, INC.

         In September 1994 the Company formed Pacific Marine and Steel, Inc., a Delaware corporation ("PMSI"). The Company was issued 5,000,000 shares of PMSI common stock. From September 1994 to June 1995 an additional 1,874,302 shares of PMSI common stock were issued for cash and as consideration for services rendered by affiliates of the Company, including certain officers and directors.

         In December 1995 the Company acquired all the outstanding shares of PMSI common stock through the issuance of 1,749,302 shares of its Class A Common Stock pursuant to a one-for-one exchange offer. The 1,749,302 shares of Class A Common Stock issued in this transaction were valued at $0.25 per share, the estimated fair market value of such shares. The aggregate consideration of $437,326 was booked as goodwill because it exceeds the fair value of PMSI's assets and is being amortized over five years, commencing January 1, 1996. Amortization for the nine months ended April 30, 1996 was $32,799.

NOTE 3- DISCONTINUED OPERATIONS

         For the year ended July 31, 1994 the Company conducted all operating activities through its wholly-owned subsidiaries: A&E Industries, Inc. ("A&E"), Advanced Test Systems, Inc ("ATS") and Remedquip International Manufacturing, Inc. ("RIM), (collectively the "Former Subsidiaries"). A&E provided marine fabrication and repair services for both governmental and commercial companies, usually as the prime contractor. ATS provided marine electrical subcontractor services to A&E and other ship repair prime contractors. Ship repair and marine electrical work performed for the U.S. Navy were the dominant source of revenues for A&E and ATS. RIM was a fabricator of environmental remediation equipment.

         Upon the completion of a major ship repair contract, A&E filed for protection under Chapter 11 of the U.S. Bankruptcy Code on August 2, 1994 as result of a substantial loss at July 31, 1994, a deterioration of working capital and pending or threatened vendor collection actions. The United States Bankruptcy Court for the Southern District of California, upon the request of A&E, converted the action to a Chapter 7 liquidation on November 30, 1994 and appointed a trustee. Although ATS and RIM have not filed for protection under the U.S. Bankruptcy Code, they are insolvent and ceased all operations concurrently with A&E. Accordingly, the financial position and results of operations of the Former Subsidiaries have been reported as discontinued operations as of and for the fiscal years ended July 31, 1995 and 1994 and the nine months ended April 30, 1995 and 1996.

         At the time of the discontinuance of the operations of the Former Subsidiaries, the liabilities of the Former Subsidiaries exceeded the investment of Myriad in these companies. Included with discontinued operations in 1994 is a gain of $3,454,000 arising from the exclusion of liabilities in excess of Myriad's investment. This gain is net of an accrual of $4,032,000 by Myriad to provide for anticipated expenses related to the discontinued operations. These expenses related to obligations of the Former Subsidiaries for which Myriad was legally obligated, as well as obligations related to Former Subsidiary payroll tax obligations. Upon the bankruptcy of A&E and the discontinuance of ATS and RIM, the Former Subsidiaries had unpaid payroll taxes due to the Internal Revenue Service ("IRS") and the State of California Employment Development Department ("EDD") aggregating $ 1,136,000 and $403,000, respectively. Although Myriad is not directly responsible for the liabilities of the Former Subsidiaries, it is required to indemnify officers of Myriad for expenses incurred during the performance of their duties. As part of their Myriad corporate responsibilities, officers of Myriad also served as officers of the Former Subsidiaries. As officers of the Former Subsidiaries they have been personally assessed for an amount equal to 100% of the unpaid taxes by the IRS and the EDD. Myriad has accrued an amount equal to this assessment to properly reflect its responsibility to indemnify the officers. To the extent that these taxes are paid from the proceeds of the liquidation of A&E, the assessment against the officers by the IRS and the EDD will be reduced accordingly with a dollar-for-dollar reduction in Myriad's indemnification obligations. At April 30, 1996 and April 30, 1995 there were no revenues, working capital or assets of the Former Subsidiaries.

NOTE 4- LIQUIDITY

         The Company recognized net losses of $3,378,000 for the nine months ended April 30, 1996; $2,881,000 and $7,116,000 for the fiscal years ended July 31, 1995 and 1994, respectively, and had a net stockholder's deficit of $12,613,000 at April 30, 1996, As discussed in Note 3 - Discontinued Operations, the Company recorded a provision of $4,032,000 at July 31, 1994 for the payment of certain obligations of the Former Subsidiaries for which the Company is legally obligated, either directly as a result of guarantees or indirectly as a result of its indemnification obligations to officers of the Company who served as officers of one or more of the former subsidiaries. At April 30, 1996 this provision had been reduced to $3,451,335.

         The loss on discontinued operations and the expenses of starting up certain new businesses has resulted in the Company having cash shortages and delayed payment of certain obligations when they became due, including certain federal and state payroll tax obligations of both the Company and the Former Subsidiaries. This cash shortage has in turn resulted in several creditors having obtained judgments against the Company and/or its officers for non-payment of trade payables or loans made to the Company. The Company is in the process of renegotiating the timing of certain payments. Management believes that cash generated from its new businesses will be adequate to meet the Company's debt and operating requirements commencing during the second quarter of fiscal 1997; and that it will be current on all of its obligations by the end of fiscal 1997. Until such time the Company continues to rely on funds provided by the sale of equity securities and short-term loans to meet its operating needs and to retire past due obligations.

NOTE 5 - LOSS PER COMMON SHARE

         Net loss per common share is computed using 18,031,000 and 8,286,000 weighted average shares of common stock for the nine months ended April 30, 1996 and 1995, respectively. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is anti-dilutive.

NOTE 6  - RELATED PARTY TRANSACTIONS

(a) Between August 1995 and July 1996 a shareholder made short-term loans to the Company in the principal amount of $116,500. As of July 31, 1996 $109,000 had been repaid, leaving a balance of $7,500. Of this amount $80,000 was repaid through proceeds made available by the conversion to 160,000 shares of Class A Common Stock at $0.50 per share. During this period the shareholder extended the payment dates of these loans on numerous occasions. In consideration of the making of the loans and the granting of such extensions the shareholder received 57,147 shares of Class A Common Stock valued at $30,182 and 472,147 warrants.

         As additional consideration for the loans and loan extensions the shareholder received profit participation of from 1/2% to 20% in various projects and joint ventures of the Company. In January 1996 the shareholder and the Company entered into an agreement whereby the shareholder gave up or substantially reduced such profit participation in return for 1,500,000 warrants, 500,000 exercisable at $1.00 for two years, 500,000 exercisable at $1.50 for two years and 500,000 exercisable at $2.00 for two years. The shareholder retained a 5% profit participation in each of the Company's South Africa and Venezuela housing projects, neither of which are under active development at this time, in addition to the 5% profit participation in the Company's Peruvian finance subsidiary.

(b) During the nine months ending April 30, 1996 a shareholder and his related partnership were issued 65,672 shares of common stock, valued at $32,836 and 300,000 common stock purchase warrants exercisable at a price of $0.45, having a nominal value, for financial and investor relations consulting services. This shareholder also received 150,000 shares of common stock through the PMSI exchange offer discussed in
         Note 2.

(c) During the nine months ending April 30, 1996 a shareholder received fees of approximately $75,000 plus 1,643,810 common stock purchase warrants exercisable at a price of $0.55 for financial consulting services.

(d) In January 1966 a corporation owned by members of the immediate family of a shareholder, officer and director was issued 500,000 shares Class A Common Stock pursuant to the terms of the PMSI exchange offer. These shares were issued on the same terms as the other minority shareholders of PMSI. See Note 2.

(e) Effective January 1, 1996, the Company entered into an employment agreement with Jerome O. Crawford ("1996 Agreement") pursuant to which Mr. Crawford became Chairman and Chief Executive Officer of the Company for
        the five-year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Mr. Crawford dated September 1, 1992, as amended on August 18, 1994 (the "1992 Agreement") pursuant to which Mr. Crawford served as President and Chief Executive Officer of the Company.

        The 1996 Agreement provides for annual compensation of $250,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $105,000 in the 1992 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for an annual bonus to be determined by the Company's board of directors based on profitability, a $2000 per month housing and commuter allowance, and a $2,000,000 life insurance policy with the beneficiary to be designated by Mr. Crawford.

        The 1996 Agreement grants Mr. Crawford 1,000,000 shares of the Company's Class A Common Stock, which will vest on March 31, 1996, and an award of 2,000,000 shares of the Company's Class B Common Stock, 1,500,000 shares of which are subject to repurchase by the Company at nominal cost in equal annual installments of 500,000 shares between December 31, 1996 and December 31, 1998 in the event the 1996 Agreement is wrongfully terminated by Mr. Crawford or terminated for cause by the Company. In addition 350,000 shares of Class B Common Stock awarded to Mr. Crawford under the 1992 Agreement is subject to repurchase at a nominal cost on the same basis as under the 1996 Agreement at the rate of 175,000 shares per year between August 18, 1997 and August 18, 1998.

        The 1996 Agreement provides that all shares of Class B Common Stock held by Mr. Crawford shall not be sold, assigned, hypothecated, or otherwise encumbered or transferred during the lifetime of Mr. Crawford except to his spouse, children or grandchildren or to another registered holder of Class B Common Stock and that the shares of Class B Common Stock held by Mr. Crawford shall not be converted into shares of Class A Common Stock except by Mr. Crawford or a permitted transferee. At January 31, 1996 the only holders of Class B Common Stock were Mr. Crawford and Mr. Parks.

        The 1996 Agreement grants to Mr. Crawford an option to purchase 2,500,000 shares of Class B Common Stock at a price of $0.25 per share for a five year period. The option vests 1,000,000 shares immediately with the balance vesting in equal annual installments of 375,000 from January 1, 1997 to January 1, 2000.

        Mr. Crawford has not received payment of $61,000 of the compensation payable to him for the nine months ending April 30, 1996.

(f) Effective January 1, 1996, the Company entered into an employment agreement with Victor L. Parks ("1996 Agreement") pursuant to which Mr. Park's will serve as Senior Vice President for the five year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Mr. Parks dated August 18, 1994 (the"1994 Agreement") pursuant to which Mr. Parks served as Senior Vice President.

        The 1996 Agreement provides for annual compensation of $125,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $75,000 in the 1994 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for a one-time signing bonus of $20,000 and an annual bonus to be determined by the Company's board of directors based on profitability.

        The 1996 Agreement grants Mr. Parks 500,000 shares of the Company's Class A Common Stock, which vests immediately and an award of 600,000 shares of the Company's Class B Common Stock, 450,000 shares of which are subject to repurchase by the Company at nominal cost in equal annual installments of 150,000 shares between December 31, 1996 and December 31, 1998 in the event the 1996 Agreement is wrongfully terminated by Mr. Parks or terminated for cause by the Company. In addition 251,250 shares of Class B Common Stock awarded to Mr. Parks under the 1994 Agreement is subject to repurchase at a nominal cost on the same basis as under the 1996 Agreement at the rate of 83,750 shares per year between August 18, 1996 and August 18, 1998.

        The 1996 Agreement provides that all shares of Class B Common Stock held by Mr. Parks shall not be sold, assigned, hypothecated, or otherwise encumbered or transferred during the lifetime of Mr. Parks except to his spouse, children or grandchildren or to another registered holder of Class B Common Stock and that the shares of Class B Common Stock held by Mr. Parks shall not be converted into shares of Class A Common Stock except by Mr. Parks or a permitted transferee. At January 31, 1996 the only holders of Class B Common Stock were Mr.

        Parks and Mr. Crawford.

        The 1996 Agreement grants to Mr. Parks an option to purchase 1,000,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 200,000 shares immediately with the balance vesting in equal annual installments of 200,000 shares from January 1, 1997 to January 1, 2000.

        Mr. Parks has not received payment of $38,000 and $25,000 of the compensation payable to him for the fiscal year ended July 31, 1995 and the nine months ending April 30, 1966, respectively.

(g) Effective January 1, 1996, the Company entered into an employment agreement with Sharon Snyder ("1996 Agreement") pursuant to which Ms. Snyder will serve as Senior Vice President and Treasurer for the five year period ending on December 31, 2000. The 1996 Agreement replaced the employment agreement between the Company and Ms. Snyder dated August 18, 1994 (the "1994 Agreement") pursuant to which Ms. Snyder served as Senior Vice President and Chief Financial Officer.

        The 1996 Agreement provides for annual compensation of $100,000 with annual increases to be determined by the board of directors. The increase in annual compensation from $85,000 in the 1992 Agreement will not take effect until the board of directors determines that the Company "has adequate cash flow" to pay the increased amount. The 1996 Agreement also provides for a one-time signing bonus of $20,000 and an annual bonus to be determined by the Company's board of directors based on profitability.

        The 1996 Agreement grants Ms. Snyder 200,000 shares of the Company's Class A Common Stock, which vests immediately and an option to purchase 500,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 100,000 shares immediately with the balance vesting in equal annual installments of 100,000 shares from January 1, 1997 to January 1, 2000.

        Ms. Snyder has not received payment of $59,000 of the compensation payable to her for the nine months ending April 30, 1996.

(h) Effective January 1, 1996, the Company entered into an employment agreement with Michael Nalu ("1996 Agreement") pursuant to which Mr. Nalu will serve as a Vice President for the five year period ending on December 31, 2000.

        The 1996 Agreement provides for annual compensation of $100,000 with annual increases to be determined by the board of directors.

        The 1996 Agreement grants Mr. Nalu 150,000 shares of the Company's Class A Common Stock, which vests immediately and an option to purchase 300,000 shares of Class A Common Stock at a price of $0.25 per share for a five year period. The option vests 100,000 shares immediately with the balance vesting in equal annual installments of 50,000 shares from January 1, 1997 to January 1, 2000.

        Mr. Nalu has not received payment of $7,900 and $28,000 of the compensation payable to him for the fiscal year ended July 31, 1995 and the nine months ending April 30, 1996, respectively.

(i) In June 1996 the Company renegotiated a loan with Conversion Industries Inc., a shareholder. See Note 8 - Subsequent Events.

(j) The Company is obligated to indemnify certain of its officers for payroll tax and other liabilities which they have incurred as a result of the discontinuance of the Former Subsidiaries. See Note 3 - Discontinued Operations; Note and Note 4 - Liquidity.

NOTE 7  - WARRANTS

        The Company has issued warrants to purchase common stock in connection with private placements of equity securities, loans and to certain consultants of the Company. These warrants generally have terms ranging from two to five years, and are fully vested. All warrants outstanding at July 31, 1996 are exercisable between 1996 and 2001.

                                                                     EXERCISE
                                                    SHARES            PRICE
                                                    ------           --------

Outstanding at 7/31/95                             2,898,757       $ 0.37 -$1.10
Exercisable at 7/31/95                             2,898,757       $ 0.37 -$1.10
Granted 8/1/95 to 7/31/96                         17,904,206       $ 0.39 -$2.00
Cancelled                                             80,000       $        0.50
Outstanding at 7/31/96                            20,772,963       $ 0.37 -$2.00
Exercisable at 7/31/96                            20,772,963       $ 0.37 -$2.00




NOTE  8 -  SUBSEQUENT EVENTS

         Conversion Industries Inc. Loan

         On June 26, 1996 the Company entered into an agreement with Conversion regarding repayment of their loan of $6,295,000 and accrued interest of $1,921,000. In consideration of (i) a cash payment of $750,000, and
         (ii) the assignment of all rights, title and interest that Myriad and ATS have in the A&E bankruptcy, Conversion has agreed to release Myriad of all liability with respect to the loan agreement and all amounts owing thereunder. Pursuant to an amendment to the agreement dated August 14, 1996 the cash payment of $750,000 is payable in three $250,000 installments due on or before September 3, 1996, October 1, 1996 and November 1, 1996. Conversion is required to submit the agreement to Bankruptcy Court for approval as soon as reasonably practical. The forgiveness of debt of $7,466,000 will be treated as income for financial statement purposes and as additional paid-in capital for tax purposes. As of September 20, 1996 the Company has not made the initial payment of $250,000. The following pro forma illustrates the effect of this agreement as if it were effective APRIL 30, 1996:

                                              As Reported             Pro Forma
                                              -----------             ---------
       Total Assets                          $  1,374,000          $  1,374,000
       Total Liabilities                     $ 13,987,000          $  6,529,000
       Shareholders' Deficiency              $(12,613,000)         $ (5,155,000)


       Amendment to Certificate of Incorporation

       In December 1995, Myriad amended its Certificate of Incorporation to: (i) change the name of the Company to "Myriad International, Inc.", (ii) increase the authorized number of shares to 105,000,000, consisting of 75,000 shares of Class A Common Stock, 10,000,000 shares of Class B Common Stock and 20,000,000 shares of Preferred Stock; and (iii) clarify certain provisions relating to the voting rights of the Class B Common Stock.

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